Exhibit 99.B(d)(26)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
RWC Asset Advisors (US) LLC
As of March 24, 2015, as amended June 23, 2015

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional International Trust

Emerging. Markets Equity Fund

The fee schedule below will he applied to the sum of the average daily value of the Assets of the SEI Institutional International Trust Emerging Markets Equity Fund and the average daily value of the Assets of any other emerging markets equity SEI mutual fund or account (each an “Emerging Markets Equity Fund”), collectively the “Emerging Markets Equity Funds”- (except the SEI Institutional Investments Trust Emerging Market Equity Fund) to which the Sub-Adviser may now or in the future provide investment advisory/sub-advisory services. Each Emerging Markets Equity Fund will be responsible for its pro rata portion of the total fee determined pursuant to this paragraph based on the relative values of the average daily Assets of the Emerging Markets Equity Funds managed by the Sub-Adviser (as set forth below).

[REDACTED]

As of the effective date of this Agreement the Emerging Markets Equity Funds are as follows:

•              5E1 GMF the SEI Emerging Markets Equity Fund:

•              SEI Institutional international Trust Emerging Markets Equity Fund: and

•              (SEI Canada) Emerging Markets. Equity Fund.

SEI Investments Management Corporation	RWC Asset Advisors (US) LLC

By:	By:

/s/ William T. Lawrence	/s/ Paul Larche	Matt Low

Name:	Name:

William T. Lawrence	Paul Larche	Matt Low

Title:	Title:

Vice President	Authorized	Authorized